Room 4561

August 17, 2006

Mr. Stephen Eastman
President
Homeland Energy Solutions, LLC
951 North Linn Avenue
New Hampton, Iowa 50659

Re: **Homeland Energy Solutions, LLC**
          Registration Statement on Form SB-2 filed July 21, 2006
          File No. 333-135967

Dear Mr. Eastman:

    We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form SB-2

1.   Please note that your outstanding application for confidential treatment of portions of Exhibit 10.1 to your registration statement must be resolved prior to the date of effectiveness of this registration statement.

2.   We note your characterization of this offering as being undertaken on a "best efforts" basis. As you are not engaging a financial intermediary to accomplish your offering, it appears that the better description of your offering is as a direct primary offering. "Best efforts" is a term of art that implies the engagement of a third party and their contracted level of performance on your behalf. Please revise your disclosure throughout to better characterize your offering as being a direct primary offering.

3.   Please note that pursuant to Rule 10b-9 under the Exchange Act requires prompt refund to investors of consideration paid if you do not achieve your minimum offering. Accordingly, please revise your disclosure to ensure that at every instance you discuss the return of funds to investors you note that such refund will be made promptly.

4.   Please provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. Please refer to Section VIII of our March 31, 2001 update to our Current Issues and Rulemaking Projects outline for additional guidance.

5.   With respect to any third-party statements in your prospectus such as the industry data you present, separately provide us with support for such statements. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the statistic and cross-reference it to the appropriate location in your prospectus. Also, please confirm to us whether the source of each statistic is publicly available without cost or at a nominal expense. If the source is not publicly available at nominal or no cost, it appears that consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-B for additional guidance. Alternatively, you may adopt these statements as your own.

Prospectus Front Cover Page

6.   Please briefly discuss here the transfer restrictions of the units as well as the conditions to the release of funds from escrow. Please further briefly discuss here and in your summary the ability of affiliates to invest to achieve the minimum offering.

Prospectus Summary

7.   Please briefly explain what a limited liability company is and discuss the reason(s) for organizing your company as a limited liability company.

8.   Please advise us of the status of your plans to register your offering with certain states.

The Project, page 4

9.   We note the disclosure of your anticipated completion date for your ethanol plant to be winter 2008. Please clarify here and throughout your disclosure, as appropriate, the date or range of dates you specifically anticipate commencing construction. Please also specify whether your 16-18 months project schedule includes time for any contingencies that may occur to delay the construction.

Our Financing Plan, page 5

10.   We note your discussion of the price of $109,706,788 for the plant as set forth in your letter of intent with Fagen. Please elaborate here or elsewhere, as appropriate, whether such price subject to index increases also anticipates any contingencies that may occur increasing the cost of the construction. If not, please elaborate on how such an increase in construction is allocated between Fagen and you. Please also discuss whether any similar prior projects by Fagen resulted in an increase in price. We note in particular that certain directors have previously been involved with the development and building of the ethanol plant for Golden Grain Energy, which was also undertaken by Fagen.

11.   Here or elsewhere, as appropriate, please elaborate on whether you are currently in discussions with any banks on your debt financing and, if so, the status of such discussions. If available, please disclose your assessment as to whether the necessary debt financing will be obtained.

Suitability of Investors, page 5

12.   Please clarify how you determined the criteria for your suitability test.

Subscription Period and Procedures, page 6

13.   Please discuss briefly here and in greater detail in your plan of distribution discussion the circumstances under which you may waive conditions to the purchase of units and what conditions are subject to waiver. We note that a change in a material term of an offering is in effect a termination of the offering as originally made and would require a return of investors' funds. Please provide us your analysis as to whether any waiver of the conditions subject to waiver would constitute a change in a material term of the offering.

14.   Please clarify here and elsewhere, as appropriate, or otherwise explain to us your subscription process with respect to the following:

   ▪ when you plan to accept subscriptions to your units notwithstanding your disclosure on page 69 that you may accept or reject subscriptions on receipt, until the minimum offering is achieved or at a later date;

   ▪ the basis for your purchase money security interest with respect to each subscriber when it does not appear that at the time of execution of the subscription agreement, promissory note and security agreement such subscriber has legal title to the units until at least your acceptance of their subscription;

- the rationale with respect to collecting under the promissory note for a defaulting subscriber as disclosed on pages 68 and 69 while concurrently claiming such subscriber's 10 percent deposit under contractual forfeiture and disallowing their ownership interest in you.

Please clarify your subscription process as to the 48-hour period you have set forth for providing the subscription funds to the escrow agent, whether the 20-day period constitutes calendar or business days and when subscribers are considered to have fully paid.

Escrow Procedures, page 6

15. Please advise when you plan to enter into an escrow arrangement and to file the executed escrow agreement as an exhibit to this registration statement. Your escrow agreement must be executed prior to the effectiveness of this registration statement and a materially complete description of the agreed upon escrow procedures must be included in your disclosure.

16. Please briefly discuss the specific conditions to be satisfied that will cause you to release the funds from the escrow account.

Important Notices to Investors, page 6

17. We note your statement that prospective purchasers are invited to obtain additional information from you with respect to the offer of the units. We further note your disclosure on pages 7 and 70 regarding additional sales materials with respect to your unit offer. Please advise us whether you plan to convey such materials and information during the registration process and, if so, provide us your analysis as to the application of Section 5(b) of the Securities Act and your use of such additional materials and information. Please also see Rule 134 under the Securities Act for additional guidance.

18. If available, please provide us with all sales literature you intend to use. Please also provide us all sales literature when available for our review. Please see Section II.B.2.i. of Release No. 33-6900.

Risk Factors

19. We note your several risk factors related to conflicts of interest. Please elaborate in such risk factors on any formal procedures in place that would be instituted to handle such conflicts of interest. If no such procedures are or are planned to be in place, it appears that the absence of such procedures would constitute a material risk.

20. We note your several risk factors related to the production of ethanol. It appears that the local proximity of current ethanol plants as disclosed on page 44 would specifically pose

a material risk to your production of ethanol in terms of the increasing demand on the necessary resources for such production, such as raw materials, electricity, natural gas and water. We also note your disclosure on page 60 of the requirement to obtain a high capacity well permit. Please discuss the growth in ethanol plants locally and the capacity for the local area to sustain such growth and, to the extent material, how existing and planned plants differ from your plant.

You may have limited access to information regarding our business…, page 9

21.   We note your statement that your reporting obligations under Section 15(d) of the Exchange Act is automatically suspended if you have less than 300 members. Please note that such automatic suspension is not effected in the fiscal year that your registration statement becomes effective.

We have little experience in the ethanol industry…, page 12

22.   Please reconcile this risk factor with the fact that many of your directors and officers appear to have relevant experience in the ethanol industry.

23.   We note your discussion of the other commitments of your current directors. This risk appears to merit a separate discussion. In such discussion, please detail the various other commitments of your directors and discuss in particular the provision of your operating agreement that affords your initial directors a term lasting until the first annual meeting following substantial operations of the ethanol plant.

Your investment may decline in value…, page 13

24.   It appears that your initial directors will remain in their positions for the period from the financing through the development of the plant and business. Such a period can be extensive in duration and encompasses an important phase of the company. Please elaborate on the fact that your initial directors will hold their positions during this development phase and that replacing such directors during this formative phase were any significant disagreements between investors and the directors to occur would be difficult.

Affiliated investors may purchase additional units and influence decisions in their favor, page 17

25.   Please elaborate in this or another risk factor, as appropriate, on the ability of affiliate investors to purchase units to satisfy the minimum offering and the maximum units that such investors may purchase. We note your disclosure on page 66 of your filing.

26.   Please elaborate on how affiliate investors "may influence [y]our business in a manner more beneficial to themselves than to [y]our other investors."

Government incentives for ethanol production, including federal tax incentives…, page 21

27.   We note your disclosure here and elsewhere regarding the governmental incentives and supports for the ethanol industry. It appears, however, that such incentives and supports do not directly benefit you, but rather the downstream purchasers and users of ethanol and as a result the ethanol industry as a whole. If such is the case, please clarify your disclosure to clearly express this situation.

Determination of Offering Price, page 23

28.   Please elaborate on your statement that additional administrative expense would likely result from a lower offering price per unit, such as the cost of increased unit trading.

Distribution Policy, page 26

29.   Please elaborate on the considerations that will be made by the board in determining the portions to retain from your gross cash proceeds. We note your discussion on page 72 and Section 4.1 of your operating agreement indicating your intent to at least distribute, if permitted and available, amounts that will permit investors to cover their tax obligations as a result of profits allocated.

Management's Discussion and Analysis and Plan of Operation

Plan of Operations and Start-up of Ethanol Plant, page 27

30.   We note your discussion on page 28 regarding your three possible options if you were not to satisfy your loan commitment conditions before closing. Please further elaborate on the basis and reason(s) for proceeding with plant construction prior to the loan commitment or closing in light of your expectation that such a course could cause you to abandon the project and result in loss of investment.

31.   It appears from your disclosure that the third option you set forth in which you meet conditions under the letter of intent extending its termination to December 31, 2008 unless you secure financing is the course of action you deem most likely. If so, please express this consideration clearly and, if possible, provide a reasonable estimate of the necessary offering proceeds to be used to satisfy the conditions under the letter of intent in order to extend its term to December 31, 2008.

32.   It appears that a tabular presentation of your current disclosure of the various real estate options you hold may provide better clarity and understanding of the information presented. Please also expand your disclosure here and elsewhere, as appropriate, to discuss your expectations as to the parcels you will purchase and the aggregate purchase price for such parcels. We note your estimation of $1,800,000 for land costs under your use of proceeds discussion.

33.   We note your discussion on pages 30 and 31 regarding the trends and uncertainties of the overall markets and industry impacting your business. We further note that certain officers and directors are currently involved with another ethanol plant that was recently built and began operations. Based on such officers' and directors' experience in the development and operation of Golden Grain Energy, please expand your discussion to provide additional information regarding trends and uncertainties specifically applicable to building and operating your ethanol plant, such as likely cost overruns in construction and starting and operating your business, in the local area.

Liquidity and Capital Resources, page 31

34.   Please further clarify and quantify, if possible, your direct benefit from the tax abatement program you plan to apply for as disclosed on page 33. Does such tax abatement exempt you from any state income tax for the period of the program?

Estimated Sources of Funds, page 34

35.   Please explain the basis for using 94,075 units sold as the example of units sold situated between the minimum and maximum offering amount. Generally, we would expect to see a mid-point used.

Estimated Use of Proceeds, page 34

36.   The net proceeds you expect to raise from your minimum and maximum offering as set forth in the first paragraph do not appear to be correct. Please revise.

37.   You discuss possible upgrades and improvements to your plant that you may determine to implement such as a biomass energy system. Please advise whether this is the same as the coal gasification system you previously discuss. Otherwise, please provide additional disclosure as to this option.

38.   We note your discussion here and elsewhere of the construction cost index and its effect on the contract price for construction of the plant as well as its recent increase. Please discuss whether the construction cost index can be reasonably expected to decrease. If not, please advise us the basis for discussing the contract price without also discussing the specific additional increase in the price as a result of the June 2006 increase in the index notwithstanding your allowance of $5,500,000 for the contingency. It would

appear that you have current and material information as to a specific increase in the contract price that should be disclosed.

39.   You state that "[l]oan interest during construction will be capitalized and is estimated to be $2,000,000." Explain how you calculated this amount. Tell us and disclose the amount of loan interest that is not being capitalized during the construction phase. See SFAS 34, as amended. In addition, revise this disclosure to consider the impact of obtaining a loan with a higher interest rate (*e.g.*, sensitivity analysis). Tell us and disclose why you believe you can obtain "a rate of 8% or better." That is, indicate the rates typically charged for construction loans and the credit rating associated with those rates. Indicate how a bank will evaluate the credit risk associated with your company especially since the company is a new entrant in the ethanol industry. Your disclosure should also address debt service payments of the loan and the effects of any loan covenants.

40.   You state that the projected pre-production cost is $950,000. You also disclose that you do not anticipate compensating your directors during this period. You should disclose the anticipated cost of operating the plant for one year at full capacity including identifying which cost are variable and fixed. Consider disclosing the number of employees required to operate the plant. The disclosure should indicate how you will finance this cost for the first year of operations including servicing of your debt obligations.

Industry Overview, page 37

41.   We note that you have included certain hyperlinks in your registration statement in support of certain industry and market data you present. Please note that in the context of a document required to be filed or delivered under the federal securities laws, we believe that when an issuer embeds a hyperlink to a Web site within the document, the issuer should always be deemed to be adopting the hyperlinked information. We further note that certain hyperlinks are to Web sites that present more information than that set forth in the document. Please see Sections II.A.4. and II.B.1.a. of Release No. 33-7856 for additional guidance. Please confirm your understanding of the foregoing and revise, if appropriate.

Our Primary Competition, page 41

42.   Please elaborate on why you expect to pay higher corn prices than some competitors. Please clarify whether this reference is to larger competitors with greater purchasing power or smaller and local competitors as well.

43.   We note your discussion of competition from foreign producers of ethanol elsewhere in your disclosure. Please expand your discussion here to discuss such competition or otherwise explain why you do not deem foreign producers to be included in your primary competition.

Project Location and Proximity to Markets, page 51

44.   Please discuss the circumstances under which a different location for the plant may be selected.

Utilities, page 53

45.   We note that you have executed a letter of engagement with Cornerstone Energy. Such letter relates to obtaining natural gas necessary for your ethanol plant. Accordingly, the letter appears to be a material agreement pursuant to Item 601(b)(10)(i)(B) of Regulation S-B required to be filed. Please file or otherwise advise.

Regulatory Permits, page 58

46.   Please elaborate on the consequences of being required to acquire and maintain a Title V permit and whether you expect such requirement based on the experience of Fagen as well as that of your officers' and directors' who work at Golden Grain Energy. If you expect to be subject to a Title V permit, please elaborate on whether costs and resources related to acquiring the permit and compiling with its requirements have been figured into your business plan. If not, please quantify such additional expense to the extent material and possible. Please also provide similar analysis with respect to the determination by the IDNR that the plant's area is a non-attainment area.

47.   Please explain your use of the term HAPs.

48.   Please discuss your expectations with respect to obtaining the necessary high capacity well permit.

49.   We note your disclosure on page 61 that you will not be able to begin construction until your receipt of air pollution construction permits and the anticipated filing for such permits four months prior to construction. Please disclose whether the receipt of such permits within four months is reasonably expected to occur based on your or Fagen's experience.

Directors, Executive Officers, Promoters and Control Persons, page 62

50.   Please elaborate on the basis for why you will have no independent directors under NASAA guidelines.

51.   Please provide us your analysis as to whether disclosure pursuant to Item 401(g) of
        Regulation S-K by analogy is necessary with respect to Fagen as a promoter. It appears
        that Fagen has been involved in a number of other offerings related to ethanol plants.

Plan of Distribution

The Offering, page 66

52.   We note your statement that your directors will rely on the safe harbor set forth in Rule
        3a4-1 under the Exchange Act. Please provide us your analysis as to the availability of
        this safe harbor. In particular, please address Mr. Pat Boyle's compensation arrangement
        in your analysis.

Escrow Procedures, page 69

53.   You indicate that you may terminate the escrow account if you have not sold the
        minimum number of units and received the initial 10 percent of the minimum offering
        amount by your one-year deadline for the offering. Please reconcile this criterion with
        your following statement that "if the cash in [y]our escrow account does not equal or
        exceed the minimum offering amount of $55,000,000 at the end of the one-year period,
        the escrow account will terminate" and Sections 7(C) and (D) of your form of escrow
        agreement. Your former statement appears to suggest that receipt of 10 percent of the
        minimum amount which is $5,500,000 in your escrow account by the end of the one-year
        period is sufficient for purposes of maintaining escrow under the terms of your offering.
        Please note that Rule 10b-9 under the Exchange Act prohibits declaring the achievement
        of the minimum offering when full payment has yet to be collected. Please see Release
        Nos. 34-6864 and 34-11532 for additional guidance.

54.   Please confirm whether your deduction of escrow fees conforms to the requirements of
        the states where you intend to conduct your offering.

Summary of Our Operating Agreement

Special Right of Appointment of Directors for Certain Members, page 74

55.   Please clarify whether appointing members may exercise their right to appoint directors
        immediately upon the closing of their investment or if such right is circumscribed until
        the first annual or special meeting after the plant is substantially operational. If such
        appointed directors may serve immediately subsequent to closing, it appears that
        additional disclosure elsewhere regarding the prospective change in your management is
        appropriate. We note that with seven current directors, it is conceivable that appointed
        directors may constitute a majority of the board of directors.

56.   We note that the maximum number of initial directors is 15 and the number of current
        directors is seven. Based on the units you plan to offer and the 5,000-unit requirement to
        be an appointing member, it appears conceivable that the number of directors subject to
        this appointment may exceed the maximum number of initial directors. Please reconcile
        this possible occurrence. We further note the last provision set forth in Section 5.2 of
        your operating agreement stating that elected directors will always comprise a majority of
        those directors appointed pursuant to Section 5.3(c). Please discuss such provision in
        your disclosure and reconcile the provision with the number of directors appointed by
        appointing members.

Management, page 74

57.   Please briefly discuss the mechanism for removing a director during the pre-operational
        status of the plant and after.

Members' Meetings and Other Member's Rights, page 75

58.   We note your disclosure in the third paragraph of this section indicating that a proposed
        amendment to your operating agreement would require a greater number of units than
        that required for any other matter, which is a majority present at a meeting in which
        quorum requirements have been met. Your disclosure here and Section 8.1 of your
        operating agreement, however, seems to suggest that the voting requirement for such
        proposed amendments would be the same as that required for other matters. Please
        reconcile.

Federal Income Tax Consequences of Owning Our Units

Publicly Traded Partnership Rules, page 78

59.   We note your discussion of a possible qualified matching service to be implemented by
        you. Please see Section IV of Release No. 33-6900 and provide us your analysis with
        respect to your registration requirements for your involvement in the matching service.

Tax Consequences of Our Unit Holders, page 80

60.   We note your discussion on page 80 regarding the tax consequences to your unit holders
        and the tax treatment of distributions. Please clarify to better distinguish and discuss the
        effects of tax allocations and cash distributions as well as the relationship between
        allocations and distributions from a tax perspective. We note in particular your
        discussion of investor's "distributive share" of taxable income as well as the effect of
        cash distributions.

Deductibility of Losses; At-Risk and Passive Loss Limitations, page 81

61.   We note that you do not expect any revenues until the completion and operation of your plant. In the interim, you will use funds to build the plant and develop your business with such expenditures constituting losses for the business. Please provide a discussion here or elsewhere, as appropriate, of the tax implications of the losses expected to be incurred and allocated to investors during this period and its relationship to the income that you expect to generate once your business and plant are in operation. To the extent possible, please quantify your discussion.

Item 26. Recent Sales Of Unregistered Securities.

62.   We note your reference to Regulation C with respect to the definition of accredited investor. Please explain or otherwise revise as appropriate.

Item 28. Undertakings.

63.   We note that certain critical elements in the development of your business and ethanol plant may occur subsequent to the effectiveness of your registration statement such as the entry into the design-build agreement with Fagen as well as your receipt of debt financing. Please advise us whether and/or how you intend to update your disclosure with respect to the foregoing. Please see Item 512(a) of Regulation S-B for additional guidance.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of your registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Daniel Lee at (202) 551-3477 with any questions. If you need further assistance, you may me at (202) 551-3730.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: <u>Via Facsimile</u>
       Valerie D. Bandstra, Esq.
       Brown, Winick, Graves, Baskerville & Schoenebaum, P.L.C.
       666 Grand Avenue, Suite 2000
       Des Moines, Iowa 50309-2510
       Telephone: (515) 242-2400
       Facsimile: (515) 283-0231